345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990 jwww.loeb.com

June 23, 2023

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Erin Donahue
Evan Ewing

Re:	EF Hutton Acquisition Corp I
Draft Registration Statement on Form S-4
Submitted April 26, 2023
CIK No. 0001922858

Dear Ms. Donahue and Mr. Ewing:

On behalf of EF Hutton Acquisition Corporation I. (the “Company”), we are hereby responding to the letter dated May 25, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Draft Registration Statement on Form S-4 confidentially submitted to the Commission on April 26, 2023 (the “Draft Registration Statement”). In response to the Comment Letter and to update certain information in the Draft Registration Statement, the Company is submitting a revised registration statement on Form S-4 (the “Revised Registration Statement”) to the Commission today.

For ease of reference, the text of the Staff’s comment is included in italics-face type below, followed by the Company’s response.

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

June 23, 2023

Draft Registration Statement on Form S-4 filed April 26, 2023

Market and Industry Data, page ii

1.	We note your disclosure that you obtained some of the market and industry data included in the registration statement from various third-party sources and that you have not independently verified data this information. This statement appears to imply a disclaimer of responsibility for this information in the registration statement. Please either revise this section to remove such implication or specifically state that you are liable for all information in the registration statement.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosures on page ii of the Revised Registration Statement to remove such implication.

What are the possible sources and extent of dilution that holders of Public Shares who elect not to redeem their Public Shares... page 7

2.	Please revise the table to clearly quantify, by footnote or otherwise, each source of potential dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosures on page 7 of the Revised Registration Statement.

Do any EFHAC’s directors or officers have interests that may conflict with my interests with respect to the Business Combination, page 10

3.	Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held including, without limitation, common stock and warrants, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 10, 24, and 65 of the Revised Registration Statement.

4.	Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 10, 24, and 65 of the Revised Registration Statement.

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

June 23, 2023

5.	We note your disclosure on page 54 that “[t]he Sponsor has agreed to forfeit 35% of its founders shares to be used as an incentive for holders to agree not to redeem their Public Shares.” Please revise to clarify if the founder shares discussed throughout the registration statement reflect this forfeiture.

RESPONSE: The Company acknowledges the Staff’s comment and has removed such disclosure on page 54 of the Revised Registration Statement.

Summary, page 18

6.	Please provide an organizational chart outlining your post-business combination corporate structure and illustrating the relationships of the various entities discussed throughout the registration statement. Please include the security and percentage of voting interests that each entity/group of shareholders will have in each entity following the business combination.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosures on page 23 of the Revised Registration Statement.

7.	Please revise this section to describe the expected sources and uses of funds in connection with the business combination.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosures on page 27 of the Revised Registration Statement to include sources and uses of funds for the Business Combination, as appropriate.

Risk Factors, page 32

8.	Please describe the extent and nature of the role of the board of directors in overseeing cybersecurity risks, including in connection with the company’s supply chain/suppliers/service providers.

RESPONSE: The Company acknowledges the Staff’s comment and has included a new risk factor describing cybersecurity risks on page 35 of the Revised Registration Statement, which also mentions the Company’s chief executive officer’s and Company’s Board of Directors roles in overseeing cybersecurity risks.

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

June 23, 2023

9.	We note your disclosure that you rely heavily on a limited number of suppliers for the materials and services necessary for your operations. If material, please revise to disclose any disruptions you have experienced due to such reliance.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that the Company has not experienced any material disruptions in operations arising from our reliance on a limited numbers of suppliers and, accordingly, believes that no changes to the risk factor disclosure included in the Revised Registration Statement is required.

10.	We note that ECD’s Letter of Credit Agreement requires the company to pay to a third party an amount equal to 20% of the company’s gross profits for each vehicle sold during the term of the agreement. Please provide risk factor disclosure highlighting the material terms of the agreement. Additionally, please file the Letter of Credit Agreement as an exhibit or tell us why you are not required to do so.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that such Letter of Credit Agreement requires the company to pay to a third party an amount equal to 20% of the Company’s gross profits only in connection with the Company’s resales commission. Such amount represents $19,000 in interest expense and fees related to the Company’s Letter of Credit agreement, offset by $6,100 in interest income from Internal Revenue Service related to Employee Retention Tax Credit receivable and $2,600 interest income from bank savings account. The Company has revised disclosures on pages 123 and F-49 of the Revised Registration Statement to clarify such statement. In this light, in view of the immateriality of the amounts paid pursuant to such agreement, the Letter of Credit Agreement is not material to the Company and the Company respectfully submits that it is not required to be filed as an exhibit to the Revised Registration Statement.

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

June 23, 2023

EFHAC will not obtain an opinion from an unaffiliated third party as to the fairness of the Business Combination to its stockholders., page 45

11.	Please revise to disclose the basis for the board determining it was not necessary to obtain a fairness opinion for the business combination.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosures on page 46 of the Revised Registration Statement.

Background of the Business Combination, page 58

12.	We note your disclosure that “[o]n September 13, 2022 Ben Piggott had an introductory call with three of the founders of ECD” and “[o]n September 15, 2022, EFHAC signed a non-disclosure agreement with Target A.” Please revise to discuss in detail the timing of your discussions with ECD and the non-disclosure agreement with Target A. Clearly disclose when discussions started. Furthermore, state whether or not discussions related to a business combination with any target occurred prior to the consummation of the SPAC IPO.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 59-60 of the Revised Registration Statement.

13.	We note your disclosure that on October 13, 2022, EFHAC and Target B signed a non- disclosure agreement, at which point “access to Target A’s data-room was granted.” Please clarify or revise.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosures on page 59 of the Revised Registration Statement.

EFHAC’s Board of Directors’ Reasons for the Approval of the Business Combination, page 60

14.	Please balance your discussion of the positive factors considered by the board by discussing the negative factors considered by the board when it evaluated the business combination.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosures on page 63 of the Revised Registration Statement.

Opportunities to fund internal projects with short payback period..., page 61

15.	We note your disclosure that “[o]ver the course of our due diligence we identified several million dollars’ worth of capital projects with rapid paybacks.” Please expand your disclosure to discuss the capital projects in detail, quantifying where applicable.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosures on page 62 of the Revised Registration Statement.

Attractive Pre-Money Valuation..., page 62

16.	Please revise to disclose the date(s) that projected financial information was provided to the EFHAC board.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosures on page 63 of the Revised Registration Statement.

17.	We note that ECD provided projections to EFHAC through 2026. Additionally, your May 2023 investor presentation appears to include EBITDA and gross margin projections. In this regard, to the extent management considered or relied upon projections in determining whether to enter into the business combination, please disclose these projections. Revise to fully disclose the material assumptions underlying the projections and the limitations of those projections.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosures on page 63 of the Revised Registration Statement.

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

June 23, 2023

18.	So that investors will have a better understanding of the discounted cash flow analysis, please revise to disclose the specific data and assumptions underlying the analysis referenced in the disclosure.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosures on page 62 of the Revised Registration Statement.

Information About ECD, page 96

19.	We note you have entered into an exclusivity agreement with Ampere EV. Please revise to disclose the material terms of the agreement. If material, please file this agreement as an exhibit to the registration statement or tell us why you are not required to do so.

RESPONSE: The Company acknowledges the Staff’s comment and has revised disclosures on page 100 of the Revised Registration Statement. The company has filed the exclusivity agreement with Ampere EV as Exhibit 10.15 to the Revised Registration Statement.

20.	With a view toward disclosure, please state the basis, to the extent material, for your belief “that no other builder has the strength and depth of team that we do.”

RESPONSE: The Company acknowledges the Staff’s comment. The Company understands such statement is not material and has decided to withdraw such statement of belief, revising the disclosure on page 100 of the Revised Registration Statement accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of ECD, page 111

21.	Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosures on page 114 of the Revised Registration Statement.

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

June 23, 2023

Our Growth Plans, page 112

22.	Please disclose the expected cost to build your East Line, quantifying where applicable.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosures on page 103 of the Revised Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Balance Sheet, page 124

23.	Please revise your pro forma balance sheet to show the number of shares authorized, issued, and outstanding on a pro forma basis.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the pro forma balance sheet to show the number of shares authorized, issued, and outstanding under minimum redemptions scenario and maximum redemptions scenario on pages 129-130 of the Revised Registration Statement.

24.	Within your conditions to closing disclosure on page 20, you indicate that consummation of the merger requires “Parent Closing Cash” to equal or exceed $65 million. Given this condition, please clarify why your pro forma balance sheet presents a “Scenario 2” cash and cash equivalents balance that is less than the $65 million requirement.

RESPONSE: “Parent Closing Cash” is defined in the Merger Agreement as “(a) the amount of cash available in the Trust Account immediately prior to the Effective Time after deducting the amount required to satisfy the Parent Redemption Amount plus (b) the PIPE Financing actually received by Parent prior to or substantially concurrently with the Closing. Parent Closing Cash shall be calculated without deduction of any fees or expenses of the Parent Parties, or any fees or expenses incurred by any party in connection with the proposed Merger, the PIPE Financing, or any other transaction contemplated by this Agreement, which may subsequently be paid out of the Parent Closing Cash.”

Based on the above, management believes that the “Parent Closing Cash” shall be calculated without deduction of any fees or expenses.

Under the maximum redemption scenario, the cash and cash equivalents balance consists of (a) ECD and EFHAC’s historical cash balance of $2.6 million and (b) the amount of Parent Closing Cash of $65 million, net approximately $25.9 million payment of fees and expenses.

3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 130

25.	Although you disclose that your pro forma financial statements were prepared in accordance with the recently amended pro forma guidance, you still include reference on page 130 to the legacy pro forma guidance regarding adjusting for events that are expected to have a continuing impact. Please revise your pro forma financial statements to remove any references to the legacy pro forma guidance. In doing so, confirm that your pro forma financial statements include all necessary transaction accounting adjustments pursuant to Article 11 of Regulation S-X, including those that are not expected to have a continuing impact.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 137 of the Revised Registration Statement.

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

June 23, 2023

26.	We note from your disclosure on page F-31 that ECD Auto Design is a S corporation that is not directly liable for federal income taxes. Considering it appears that the post-merger entity will be subject to federal income taxes, please tell us why you have not made any pro forma adjustments related to income taxes. Also see SAB Topic 4:B.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 137 of the Revised Registration Statement.

Conflicts of Interest, page 137

27.	Please revise to disclose how the board considered the conflicts of interest discussed in this section when negotiating and recommending the business combination.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosures on page 146 of the Revised Registration Statement.

28.	Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 10, 24, and 65 of the Revised Registration Statement.

Directors and Executive Officers of the Combined Company After the Business Combination, page 141

29.	With respect to each person who will serve as a director or an executive officer of the Combined Company, please revise to provide the compensation information required by Item 402 of Regulation S-K.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosures on page 148 of the Revised Registration Statement.

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

June 23, 2023

30.	Please describe the business experience of each director and officer during the past five years. Refer to Item 401(e)(1) of Regulation S-K.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 150 and 151 of the Revised Registration Statement.

Financial Statements - Humble Imports, Inc. d/b/a ECD Auto Design

6. Lease, page F-33

31.	We note your disclosure “what about lease for ECD UK?” on page F-34. Please remove this inadvertent statement and confirm that your financial statements and related disclosures, including the lease maturity table, reflects the leases of ECD UK. In addition, populate the missing square footage related to the ECD UK lease on page 106.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosures on pages F-49 and 108 of the Revised Registration Statement.

Exhibits

32.	Please file your Kissimmee, Florida lease agreement as an exhibit to the registration statement or tell us why you believe you are not required to do so.

RESPONSE: The Company acknowledges the Staff’s comment and has filed the Kissimmee, Florida lease agreement as Exhibit 10.13 to the Revised Registration Statement.

General

33.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

RESPONSE: For the Staff’s information, the sponsor is controlled by Joseph Rallo and David Boral, and both of them are citizens of the United States. The following individuals associated with or otherwise involved in the transaction are non-U.S. persons: Emily Humble (citizen of the UK); Thomas Humble (citizen of the UK); Elliot Humble (citizen of the UK); Scott Wallace (citizen of the UK). The Company has added a risk factor on page 47 of the Amendment that addresses how this fact could impact the Company’s ability to complete its initial business combination.

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

June 23, 2023

34.	We note that you intend that the merger will qualify as a “reorganization” within the meaning of Section 368(a). Please file an opinion of counsel regarding the tax consequences of the transaction and the redemption. Whenever there is significant doubt about the tax consequences of the transaction, it is permissible for the tax opinion to use “should” rather than “will,” but counsel providing the opinion must explain why it cannot give a “will” opinion and describe the degree of uncertainty in the opinion. Refer to Sections III.B and C of Staff Legal Bulletin 19.

RESPONSE: The Company acknowledges the Staff’s comment and shall provide an opinion of counsel regarding the tax consequences of the transaction in a subsequent submission.

35.	Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of Russia’s invasion of Ukraine. For example, discuss whether you have or expect to:

●	suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; closed factories or stores; reduced headcount; or delayed projects;
●	experience labor shortages that impact your business;
●	experience cybersecurity attacks in your supply chain;
●	experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials (e.g., nickel, palladium, neon, cobalt, iron, platinum or other raw material sourced from Russia, Belarus, or Ukraine or lithium, nickel, manganese, beryllium, copper, gold or other raw material sourced from Western China);
●	experience surges or declines in consumer demand for which you are unable to adequately adjust your supply; or
●	be unable to supply products due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries.

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

June 23, 2023

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosures on page 114 of the Revised Registration Statement. The Company respectfully submits to the Staff that the Company has not been historically affected by supply chain disruptions, including due to Russia’s invasion of Ukraine. The Company submits that it has experienced certain disruptions in its supply chain due to the disruption in the global supply chain caused by the 2020 Covid-19 pandemic, but which had a limited impact on the Company’s operations, as disclosed on page 114 of the Revised Registration Statement.

36.	It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosures on page 8 of the Revised Registration Statement.

37.	Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum, and interim redemption levels.

RESPONSE: The Company acknowledges the Staff’s comment and has added a table on page 128 of the Revised Registration Statement to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders.

38.	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemption and identify and material resulting risks.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 55 of the Revised Registration Statement.

39.	Please highlight the material risks to public warrant holders, including those arising from differences between public and private warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrant. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

RESPONSE: In response to the Staff’s comment, the Company has added a risk factor titled “EFHAC may redeem your unexpired EFHAC Public Warrants prior to their exercise at a time that is disadvantageous to you.” on page 44 of the Revised Registration Statement. The steps the Company will take to notify all shareholders regarding when the warrants become eligible for redemption have been discussed in the section titled “DESCRIPTION OF EFHAC’S SECURITIES”. In such disclosure, the Company clarified that recent trading prices of EFHAC common stock have not yet exceeded the threshold that would allow EFHAC to redeem public warrants.

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

June 23, 2023

40.	Please tell us whether the sponsor will receive additional securities pursuant to an anti- dilution adjustment based on the company’s additional financing activities. If so, please quantify the number and value of securities the sponsor will receive. In addition, disclose the ownership percentages in the company before and after the additional financing to highlight dilution to public stockholders.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosures on page 24 of the Revised Registration Statement.

41.	We note certain shareholders have agreed to waive their redemption rights. Please revise your disclosure to describe any consideration provided in exchange for this agreement.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosures on page 24 of the Revised Registration Statement.

42.	We note that EF Hutton was an underwriter for the initial public offering of the SPAC. Please tell us, with a view towards disclosure, whether you have received notice from the any of the underwriters for the SPAC’s initial public offering about them ceasing involvement in your transaction and how that may impact your deal or the deferred underwriting compensation owed to the underwriters for the SPAC’s initial public offering.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosures on page 8 of the Revised Registration Statement.

43.	Please revise to provide a description of the role of the EFHAC’s financial advisor in the de-SPAC transaction. Please also revise to quantify the compensation paid to EF Hutton, as EFHAC’s financial advisor, or tell us why you are not required to do so.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosures on page 8 of the Revised Registration Statement.

44.	We note that certain of the underwriters of your IPO performed additional services after the IPO and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. Please quantify the aggregate fees payable to each underwriter that are contingent on completion of the business combination.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosures on page 8 of the Revised Registration Statement.

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

June 23, 2023

Please call James Prestiano of Loeb & Loeb LLP at (212) 407-4831 or David Johnson of PAG Law at (862) 370-1731 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP